MAYER • BROWN

Mayer Brown LLP

71 South Wacker Drive
Chicago, Illinois 60606-4637

Main Tel (312) 782-0600
Main Fax (312) 701-7711

www.mayerbrown.com

Peter Schultz

Direct Tel (312) 701-8477
Direct Fax (312) 706-8202

pschultz@mayerbrown.com

September 2, 2008

Cicely LaMothe Branch Chief United States Securities and Exchange Commission Washington, D.C. 20549
Re: RFMC Willowbridge Fund, L.P. Form 10-K for the Year Ended December 31, 2007 File No. 000-23529

Dear Ms. LaMothe:

On behalf of Ruvane Fund Management Corporation, a registered commodity pool operator and the general partner of RFMC Willowbridge Fund, L.P. (the “Partnership”), I am writing in response to your letter dated July 21, 2008 relating to the Partnership’s Form 10-K for the year ended December 31, 2007.

Please note that, in response to your July 21, 2008 letter, management has amended the Partnership’s Fform 10-K to disclose that management of the Partnership (which is the principal of the General Partner) has pperformed a more thorough assessment of its internal controls as of December 31, 2007 and determined that as of ttthat date the internal controls were effective. This assessment did not impact management’s conclusions rrregarding the effectiveness of its disclosure controls and procedures as of the end of the fiscal year covered by ttthe report.

I hereby acknowledge on behalf of the Partnership that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mayer Brown LLP operates in combination with our associated English limited liability partnership and Hong Kong partnership (and its associated entities in Asia).

Mayer Brown LLP

Cicely LaMothe
September 2, 2008
Page 2

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Sincerely,

Peter Schultz

Sincerely,

Peter Schultz

cc:	Robert L. Lerner

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